[redacted]

SEC Mail Processing
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AUG 27 2009

Washington, DC
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SECURITI ... SION

09041888

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: February 28, 2010<br>Estimated average burden<br>hours per response . . . 12.00 |

| SEC FILE NUMBER |
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| 8 - 28164 |

8/28

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**Prospera Financial Services, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5429 LBJ Freeway, Suite 400
(No. and Street)

| Dallas | Texas | 75240 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Brad A. Kinder, CPA**
(Name – *if individual, state last, first, middle name)*

| **815 Parker Square** | **Flower Mound** | **Texas** | **75028** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, David Stringer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Prospera Financial Services, Inc.**, as of June 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

GRECHA STEPHENS
Notary Public, State of Texas
My Commission Expires
May 05, 2010

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **None**
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## CONTENTS

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

# INDEPENDENT AUDITOR'S REPORT

Board of Directors
Prospera Financial Services, Inc.

We have audited the accompanying statement of financial condition of Prospera Financial Services, Inc. as of June 30, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prospera Financial Services, Inc. as of June 30, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brad A Kinder CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
August 25, 2009

**PROSPERA FINANCIAL SERVICES, INC.**
**Statement of Financial Condition**
**June 30, 2009**

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 2,120,110 |
| Commissions receivable | 888,418 |
| Receivables and advances - related parties | 106,659 |
| Prepaid expenses | 117,229 |
| Clearing deposit | 100,000 |
| Non-marketable securities | 11,000 |
| **TOTAL ASSETS** | $ 3,343,416 |
| **Liabilities and Stockholders' Equity** | |
| Liabilities | |
| Accounts payable | $ 150,829 |
| Accrued expenses | 1,714,810 |
| Total Liabilities | 1,865,639 |
| Stockholders' Equity | |
| Preferred stock, no par value, 1,000,000 shares authorized, none issued or outstanding | - |
| Common stock, no par value, 1,000,000 shares authorized, 120,000 shares issued, and 86,664 shares outstanding | 38,272 |
| Non-voting common stock, no par value, 100,000 shares authorized, 9,629 shares issued and outstanding | 154,832 |
| Additional paid-in capital | 379,339 |
| Retained earnings | 929,346 |
| Treasury stock, 33,336 shares at cost | (24,012) |
| Total Stockholders' Equity | 1,477,777 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ 3,343,416 |

See notes to financial statements.

**PROSPERA FINANCIAL SERVICES, INC.**
**Statement of Income**
**Year Ended June 30, 2009**

| | |
|---|---|
| **Revenue** | |
| Securities commissions | $ 11,268,908 |
| Insurance commissions | 3,956,601 |
| Management and advisory fees | 4,978,755 |
| Other | 1,140,286 |
| Total Revenue | 21,344,550 |
| **Expenses** | |
| Compensation and related costs | 17,906,825 |
| Clearing costs | 530,224 |
| Communications | 386,937 |
| Errors and bad debts | 122,432 |
| Management fees paid to related parties | 153,114 |
| Occupancy and equipment costs | 560,560 |
| Promotional | 61,308 |
| Professional fees | 600,556 |
| Regulatory fees | 168,891 |
| Other expenses | 518,734 |
| Total Expenses | 21,009,581 |
| Net income before provision for income taxes | 334,969 |
| Income taxes - federal | 146,843 |
| Income taxes - state | 29,415 |
| Total current provision for income taxes | 176,258 |
| **NET INCOME** | $ 158,711 |

See notes to financial statements.

**PROSPERA FINANCIAL SERVICES, INC.**
**Statement of Changes in Stockholders' Equity**
**Year Ended June 30, 2009**

| | Preferred Shares | Common Shares Issued | Non-Voting Common Shares Issued | Treasury Shares | Common Stock | Non-Voting Common Stock | Additional Paid-in Capital | Retained Earnings | Treasury Stock | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| Balances at June 30, 2008 | - | 120,000 | 9,629 | 33,336 | 38,272 | 77,416 | 379,339 | 770,635 | (24,012) | 1,241,650 |
| Stock based compensation | - | - | - | - | - | 77,416 | - | - | - | 77,416 |
| Net income | - | - | - | - | - | - | - | 158,711 | - | 158,711 |
| Balances at June 30, 2009 | - | 120,000 | 9,629 | 33,336 | 38,272 | 154,832 | 379,339 | 929,346 | (24,012) | 1,477,777 |

See notes to financial statements.

**PROSPERA FINANCIAL SERVICES, INC.**
**Statement of Cash Flows**
**Year Ended June 30, 2009**

| | |
|---|---|
| **Cash Flows From Operating Activities:** | |
| Net income | $ 158,711 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Stock based compensation | 77,416 |
| Change in assets and liabilities | |
| Increase in commissions receivable | (17,666) |
| Increase in receivables and advances - related parties | (102,096) |
| Decrease in prepaid expenses | 9,923 |
| Decrease in clearing deposit | 130 |
| Increase in accounts payable | 13,030 |
| Decrease in accrued expenses | (6,526) |
| Decrease in payable to Parent | (32,381) |
| Net cash provided by operating activities | 100,541 |
| Net change in cash and cash equivalents | 100,541 |
| Cash and cash equivalents at beginning of year | 2,019,569 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $ 2,120,110 |

**Supplemental Disclosures of Cash Flow Information:**

Cash paid during the year for:

| | |
|---|---|
| Interest | $ - |
| Income taxes paid to Parent | $ 192,903 |

**Non Cash Financing Activities:**

Stock based compensation for the year totaled $77,416 relating to the non-voting common shares previously issued.

See notes to financial statements.

**PROSPERA FINANCIAL SERVICES, INC.**
**Notes to Financial Statements**

## Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Prospera Financial Services, Inc. (Company) was organized in July 1982 as a Texas corporation. The Company is a wholly owned subsidiary of Prospera Holdings, Inc. (Parent). The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) under the exemptive provisions of SEC rule 15c3-3 (k)(2)(ii). These provisions provide that all the funds and securities belonging to Company's customers be handled by a clearing broker-dealer. The Company is also registered with the SEC pursuant to Section 203 of the Investment Advisors Act of 1940 and is registered as an introducing broker with the Commodities Futures Trading Commission (CFTC) and the National Futures Association.

The majority of the Company's customers are individuals located throughout the United States, primarily in Texas.

Significant Accounting Policies:

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Cash and cash equivalents, commissions receivable, accounts payable and accrued expenses are short-term in nature and accordingly are recorded at fair value or amounts that approximate fair value.

## Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Cash Equivalents

Money market funds and highly liquid investments, generally certificates of deposit with an original maturity of three months or less, are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Non-marketable Securities

Non-marketable securities are recorded at the lower of cost or market.

Treasury Stock

Treasury stock is accounted for using the cost method.

Securities Transactions

Security transactions and the related commission revenues and expenses are recorded on the trade date.

Insurance Commissions

Insurance commissions are recorded when the policies are funded by the customer and accepted by the insurance company.

Management and Advisory Services

Management and advisory fees are earned based on contractual percentages of client assets under management. The fees are recognized as revenue during the period in which the services are rendered.

Stock-Based Compensation

The Company expenses the fair value of stock-based compensation awards to employees pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation." Due to an absence of an active market for the Company's common stock, the fair value of stock compensation awards is determined by the Company at each security issuance date. The total expense for stock-based compensation awards for year ended June 30, 2009 was $77,416.

Income Taxes

The Company is included in the consolidated federal income tax return of its Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes realized is recorded as receivable from or payable to the Parent.

**Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)**

Income Taxes - continued

In December 2008, the Financial Accounting Standards Board issued FASB Staff Position (FSP) FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." FSP FIN 48-3 permits an entity within its scope to defer the effective date of FASB Interpretation 48 (Interpretation 48), *Accounting for Uncertainty in Income Taxes*, to its annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of Interpretation 48 for the year ending June 30, 2009. The Company evaluates its uncertain tax positions using the provisions of FASB Statement 5, *Accounting for Contingencies.* Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. The Company has no loss contingency recognized at June 30, 2009.

**Note 2 - Non-Marketable Securities**

The Company's non-marketable securities consist of a sports facilities municipal bond and four season ticket seat and option certificates at a total cost of $11,000.

**Note 3 - Net Capital Requirements**

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital provisions of Regulation 1.10(d)(2) of the Commodities Futures Trading Commission Act of 1974, and is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2009, the Company had net capital and net capital requirements of $1,166,430 and $124,376, respectively. The Company's net capital ratio was 1.60 to 1.

**Note 4 - Transactions with Clearing Broker/Dealer**

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in accounts with the clearing broker/dealer.

## Note 5 - Commitments and Contingencies

Operating Lease

The Company leases office space under a noncancelable operating lease expiring in 2014. Future minimum lease commitments for each of the years ending June 30 are as follows:

| | |
|---|---|
| 2010 | $ 75,706 |
| 2011 | 233,933 |
| 2012 | 241,014 |
| 2013 | 248,289 |
| 2014 | 255,577 |
| Thereafter | - |
| | $ 1,054,519 |

Rent expense for the year totaled $266,110 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Contingencies

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business.

Currently there are two open FINRA arbitrations filed against the Company by customers. The Company is defending itself vigorously in both matters. No estimates of possible loss, or range of loss, if any, can currently be determined; however, an adverse finding in either arbitration could result in a material judgment against the Company. The ultimate outcomes of the arbitrations filed against the Company cannot be determined at this time, and the results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period, and a substantial judgment could have a material adverse impact on the Company's financial condition, results of operations, and cash flows. However, it is the opinion of management, after consultation with legal counsel, that the ultimate outcome of the arbitrations will not have a material adverse impact on the financial condition, results of operations, or cash flows of the Company.

## Note 6 - Profit Sharing Plan

Prospera Financial Services 401(k) Profit Sharing Plan (Plan) to which both the Company and eligible employees may contribute was established effective April 1, 2000. Participants from the previous plan dated January 1, 1994 became immediately eligible to participate in the Plan. The Plan is on a calendar year with employee entrance dates after the completion of 1,000 hours of service on January 1 and July 1. Company contributions are voluntary and at the discretion of the board of directors.

**Note 6 - Profit Sharing Plan (continued)**

Employee salary deferral contributions and earnings on such contributions are 100% vested. Company matching and profit sharing contributions are subject to the following vesting schedule:

| Years of Service | Vested Portion |
|---|---|
| Less than 2 | 0% |
| 2 but less than 3 | 20% |
| 3 but less than 4 | 40% |
| 4 but less than 5 | 60% |
| 5 but less than 6 | 80% |
| 6 or more | 100% |

For the year ended June 30, 2009, Company matching and profit sharing contributions totaled $39,685 and $75,000, respectively, and the Company incurred $5,062 in expenses related to the Plan. These contributions and expenses are recorded as compensation and related costs in the accompanying statement of income.

**Note 7 - Restricted Stock Grant**

In August 2007, the Company entered into an agreement with an employee whereby 9,629 shares of no par, non-voting common stock was issued subject to a vesting requirement. The vesting period is from April 1, 2007 through March 31, 2012. The fair value of these shares at the time of issuance was $40.20 per share. The shares vest upon satisfaction of the following terms:

- For each $5 million of recruited revenue, as defined in the agreement, 10% (962.9) of the shares will vest. This vesting is limited to a total of 7,703.20 shares.
- Upon achieving a total of $40 million of recruited revenue, if the Company achieves $60 million of revenue during the vesting period, the remaining 20% (1,925.80) of the shares will vest.

At June 30, 2009, no shares have vested under this agreement.

During the year ended June 30, 2009 a total of $77,416 has been recorded as compensation expense under this agreement. As of June 30, 2009 a total of $154,832 has been expensed to compensation and $232,254 remains to be amortized as compensation expense under this agreement in future periods.

**Note 8 - Stock Appreciation Rights Plan**

The Company has a Stock Appreciation Rights Plan which allows the Board to grant units to employees or independent contractors. The units, if granted, have a vesting schedule and if a Triggering Event, as defined, occurs the employees and/or independent contractors will be entitled to up to a maximum of 10% of the Net Proceeds, as defined, realized as a result of the Triggering Event.

**Note 9 - Income Taxes**

The Company is included in the consolidated income tax return of its Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes realized is recorded as receivable from or payable to the Parent. $13,679 is due from Parent at June 30, 2009 for overpaid income taxes and is included in receivables and advances – related parties in the accompanying statement of financial condition.

The income tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes due to permanent non-deductible expenses.

**Note 10 - Off-Balance-Sheet Risk and Concentration of Credit Risk**

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company has cash held at one national bank totaling $1,233,029 or approximately 37% of the Company's total assets at June 30, 2009.

The Company has cash equivalents, commissions' receivable, and a clearing deposit held by and due from its clearing broker/dealer totaling $705,805, or approximately 21% of its total assets at June 30, 2009.

**Note 11 - Related Party Transactions**

The Company and its Parent are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Company has a receivable from its Parent of $13,679, which has resulted from an overpayment of its federal income taxes.

The Company earned $1,932,268 in insurance commissions from a related party, of which $103,969 are due at June 30, 2009 and are included in commissions receivable in the accompanying statement of financial condition.

The Company incurred management fees to its Parent and two other related parties totaling $124,942 and $28,172, respectively, during the year.

The Company recognized compensation expense on forgiven debt by its Parent to Company sales people during the year totaling $60,004.

**Note 12 - Subsequent Events**

The Company has evaluated subsequent events through August 25, 2009, the date which these financials were issued.

**Schedule I**

**PROSPERA FINANCIAL SERVICES, INC.**
**Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1**
**June 30, 2009**

| | |
|---|---|
| Total stockholder's equity qualified for net capital | $ 1,477,777 |
| Other deduction: | |
| Excess fidelity bond deductible | 13,000 |
| Total Capital | 1,464,777 |
| Deductions and/or charges | |
| Non-allowable assets: | |
| Commissions receivable | 55,363 |
| Receivables and advances - related parties | 106,659 |
| Prepaid expenses | 117,229 |
| Non-marketable securities | 11,000 |
| Total deductions and/or charges | 290,251 |
| Net capital before haircuts on securities positions | 1,174,526 |
| Haircuts on securities: | |
| Cash equivalents | 8,096 |
| Net Capital | $ 1,166,430 |
| Aggregate indebtedness | |
| Accounts payable | $ 150,829 |
| Accrued expenses | 1,714,810 |
| Total aggregate indebtedness | $ 1,865,639 |
| Computation of basic net capital requirement | |
| Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness) | $ 124,376 |
| Net capital in excess of minimum requirement | $ 1,042,054 |
| Ratio of aggregate indebtedness to net capital | 1.60 to 1 |

**Schedule II**

**PROSPERA FINANCIAL SERVICES, INC.**
**Reconciliation of the Computation of Net Capital**
**with that of the Registrant as**
**Filed in Part IIA of Form X-17a-5**
**As of June 30, 2009**

| | |
|---|---|
| Net capital as reported by Registrant in Part IIA of Originally Filed Form X-17a-5 as of June 30, 2009 (unaudited) | $ 1,136,565 |
| Adjustments made by Registrant prior to filing Amended Form X-17a-5: | |
| Decrease in receivables and advances - related parties | 45,934 |
| Decrease in non-allowable assets | (45,934) |
| Decrease in accrued expenses | 29,865 |
| Net capital as computed on Schedule I | $ 1,166,430 |

# BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172


## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
Prospera Financial Services, Inc.

In planning and performing our audit of the financial statements of Prospera Financial Services, Inc. (the Company), as of and for the year ended June 30, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brad A. Kinder CPA

BRAD A. KINDER, CPA

Flower Mound, Texas
August 25, 2009